                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                  (RULE 13d-101)

    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENT THERETO FILED PURSUANT TO RULE 13d-2(a)

                              APPLICA INCORPORATED
--------------------------------------------------------------------------------
                                (Name of issuer)

                          COMMON STOCK, $.10 PAR VALUE
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                   03815A 10 6
--------------------------------------------------------------------------------
                                 (CUSIP number)

               LISA R. CARSTARPHEN, VICE PRESIDENT - LEGAL AFFAIRS
                              APPLICA INCORPORATED
                             5980 MIAMI LAKES DRIVE
                           MIAMI LAKES, FLORIDA 33014
                                 (305) 816-6025
--------------------------------------------------------------------------------
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                 March 15, 1999
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                         (Continued on following pages.)

                              (Page 1 of 14 Pages)

CUSIP NO. 03815A 10 6            SCHEDULE 13D             PAGE  2  OF  14  PAGES
          ----------------                                     ---    ----

  (1)     NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          DAVID M. FRIEDSON
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a)   [   ]
                                                                    (b)   [   ]
          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     SOURCE OF FUNDS*

          See Item 3.
          ---------------------------------------------------------------------

  (5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                    [   ]
          IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

          ---------------------------------------------------------------------

  (6)     CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
          ---------------------------------------------------------------------

                       (7)     SOLE VOTING POWER
  NUMBER OF                                               1,873,584
   SHARES              --------------------------------------------------------
 BENEFICIALLY          (8)     SHARED VOTING POWER
  OWNED BY                                                        0
    EACH               --------------------------------------------------------
  REPORTING            (9)     SOLE DISPOSITIVE POWER
 PERSON WITH                                              1,873,584
                       --------------------------------------------------------
                       (10)    SHARED DISPOSITIVE POWER
                                                                  0
                       --------------------------------------------------------

 (11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,873,584
          ---------------------------------------------------------------------

 (12)     CHECK BOX IF AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES*                                                         [   ]

          ---------------------------------------------------------------------

 (13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          7.9%
          ---------------------------------------------------------------------

 (14)     TYPE OF REPORTING PERSON*

          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!

1        SECURITY AND ISSUER.

         This Statement relates to the Common Stock, par value $.10 per share (the "Common Stock"), of Applica Incorporated, f/k/a Windmere-Durable Holdings, Inc. ("Applica"). The executive offices of Applica are located at 5980 Miami Lakes Drive, Miami Lakes, Florida 33014.

2        IDENTITY AND BACKGROUND.

         (a) Name: David M. Friedson

         (b) Business Address: 5980 Miami Lakes Drive, Miami Lakes, Florida
         33014

         (c) Present Principal Occupation: Chairman of the Board, Chief Executive Officer and President of Applica Incorporated. Applica is located at 5980 Miami Lakes Drive, Miami Lakes, Florida 33014.

         (d) The Reporting Person has not been convicted in a criminal proceeding in the last five years.

         (e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in him being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) The Reporting Person is a United States citizen.

3        SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         All shares beneficially owned by the Reporting Person were previously acquired through gifts from family members, the exercise of stock options and purchases with personal funds, except as noted below. In April 1999, the Reporting Person purchased 210,000 shares of Common Stock from Applica. Applica provided a loan to the Reporting Person in the amount of $1,496,250, which was used to purchase such shares. Such loan is secured by 210,000 shares of Common Stock of Applica.

4        PURPOSE OF TRANSACTION.

         The Reporting Person acquired the shares of Common Stock for investment purposes and does not currently have any plans or proposals which relate to or would result in any of the events or transactions described in Item 4 (a) - (j) of Schedule 13D; provided, however, that the Reporting Person may, from time to time, acquire or dispose of shares of Common Stock in the open market or be granted or exercise stock options to acquire shares of Common Stock.

5        INTEREST IN SECURITIES OF ISSUER.

         (a) The Reporting Person has beneficial ownership of 1,873,584 shares of Common Stock, or 7.9% of the outstanding Common Stock of Applica (based on 23,057,566 shares of Common Stock outstanding as of October 6, 2000). Such shares include:

         o 26,358 shares of Common Stock held in a 401(k) Plan for the Reporting Person; and

         o 742,705 shares that the Reporting Person has the right to acquire upon the exercise of options exercisable within the next 60 days.

         Such shares do not include 379,835 shares that the Reporting Person has the right to acquire upon the exercise of stock options that are not exercisable within the next 60 days.

         (b) The Reporting Person has sole power to vote, or direct the vote, and sole power to dispose, or direct the disposition, of 1,873,584 shares of Common Stock and shared power to vote and shared power to dispose of 0 shares.

         (c) Not applicable.

         (d) Not applicable.

         (e) Not applicable.

6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Item 3.

7        MATERIAL TO BE FILED AS EXHIBITS.

         A. Secured Promissory Note in the amount of $1,496,250 dated April 14, 1999 by David M. Friedson in favor of Applica Incorporated.

         B. Pledge and Security Agreement dated April 14, 1999 by and between David M. Friedson and Applica Incorporated.

                                    SIGNATURE

         After reasonable inquiry and to the best of knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                              October 9, 2000
                                                           ---------------------
                                                                   (Date)

                                                           /s/ David M. Friedson
                                                           ---------------------
                                                           David M. Friedson

                                    EXHIBIT A

                             SECURED PROMISSORY NOTE

$1,496,250                                                        April 14, 1999
                                                              New York, New York

         FOR VALUE RECEIVED, David M. Friedson (the "Borrower"), does hereby promise to pay to Windmere-Durable Holdings, Inc., a Florida corporation (the "Company"), or order, the principal sum of One Million, Four Hundred and Ninety-Six Thousand, Two Hundred and Fifty Dollars ($1,496,250) (the "Principal Balance"), together with interest on the Principal Balance from and after the date hereof until paid at an annual rate prior to maturity or default equal to LIBOR plus 2.75% per annum, to be adjusted in accordance with the comparable change in the borrowing rate on the Company's revolving credit loan with NationsBank, National Association (the "Rate"), with the Rate in effect on the first day of a month being applicable to the entire month. All sums payable hereunder shall be payable at the offices of the Company, 5980 Miami Lakes Drive, Miami Lakes, Florida 33014, or at such other place or places as the holder hereof may from time to time otherwise direct in writing, in such coin and currency as shall be at the time of payment legal tender for the payment of public and private debts in the United States of America.

         The entire Principal Balance of this Note, plus all accrued interest shall be payable on April 14, 2002 (the "Payment Date"). Interest on this Note shall be computed on basis of the actual number of days elapsed over a 365-day year. Any payment of principal or interest under this Note which is not made within 15 days of the Payment Date shall bear interest from the due date at the Rate plus two percent (2%).

         This Note and the indebtedness evidenced hereby may be prepaid, in whole or in part, without notice, penalty or premium at any time and from time to time. Any prepayment shall first be applied to unpaid interest and the remainder, if any, to the unpaid Principal Balance.

         The Company shall have the right to declare the amount of the total unpaid Principal Balance, together with all accrued and unpaid interest thereon, immediately due and payable upon the adjudication of the Borrower as bankrupt, or upon the taking of any voluntary action by the Borrower or 90 days following the taking of any involuntary action against the Borrower seeking an adjudication of the Borrower as bankrupt, or seeking relief by or against the Borrower under any provision of the Bankruptcy Code, which, in the case of an involuntary action, is not dismissed within such time. Any payment of principal or interest under this Note which is not made within 30 days of its due date shall bear interest from the due date at the highest rate of interest permitted under Florida law.

         The Borrower agrees to pay all costs, fees and expenses incurred by a holder hereof, including attorneys' fees (including those for appellate proceedings) incurred in connection with the collection or attempted collection or enforcement hereof, whether or not legal proceedings may have been instituted. The Borrower shall pay all Florida or applicable state documentary stamp taxes, if any, due in connection with the execution and delivery of this Note.

         In the event that the Borrower makes any payment of interest, fees or other charges, however denominated, pursuant to this Note, which payment causes the interest paid to the Company to exceed the maximum rate of interest permitted under Florida law, any excess over such maximum shall be applied in reduction of the Principal Balance owed to the Company as of the date of such payment, or if such excess exceeds the amount of the Principal Balance owed to the Company as of the date of such payment, the difference shall be paid by the Company to the Borrower.

         THE BORROWER HEREBY AND THE COMPANY BY ACCEPTANCE OF THIS NOTE, KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE THE RIGHT EITHER MAY HAVE TO TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREOF, OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS NOTE, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF EITHER PARTY. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE COMPANY MAKING THE LOAN EVIDENCED BY THIS NOTE.

         This Note cannot be changed or modified other than pursuant to a written instrument signed by the parties hereto. This Note cannot be assigned by the Borrower, in whole or in part, unless the Company shall consent in writing prior to such assignment. The Company may assign this Note to any direct or indirect subsidiary or affiliate of the Company.

         All past due and delinquent sums hereunder, both principal and interest, shall bear interest at the rate determined above until such sums have been paid.

         The Borrower hereby waives demand, presentment for payment, protest, notice of protest, filing of suit and diligence in collecting this Note, and consents that the time of all payments or any part thereof may be extended, rearranged, renewed or postponed by the Company. The Borrower shall pay all amounts owing under this Note without set-off, counterclaim, deduction or withholding for any reason whatsoever.

         Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be mailed by certified mail, return receipt requested, or by Federal Express, Express Mail or similar overnight delivery or courier service or delivered (in person or by telecopy, telex or similar communications equipment) against receipt to the party to whom it is to be given, (i) if to the Company, at its address at 5980 Miami Lakes Drive, Miami Lakes, Florida 33014, Attention: President, (ii) if to the Borrower, to 300 Central Park West, Apt. 21D, New York, New York 10024, or (iii) in either case, to such other address as the party shall have furnished in writing in accordance with the provisions of this Section. Any notice or other communication given hereunder shall be deemed given and received, if given by hand, when a writing containing such notice is received by the entity or person to whom addressed or, if given by mail, five business days after a certified or registered letter containing such notice, with postage prepaid, is deposited in the United States mail, except for a notice changing a party's address which shall be deemed given at the time of receipt thereof. Any notice given by other means permitted by this paragraph shall be deemed given at the time of receipt thereof.

         The obligations of the Borrower under this Note are secured by the grant by the Borrower to the Company of a security interest in and to certain shares of Common Stock of the Company owned by the Borrower pursuant to the terms and subject to the conditions of a Pledge and Security Agreement of even date herewith.

         This Note shall be governed by and construed in accordance with the laws of the State of Florida without regard to any conflict of law rule or principle that would give effect to the laws of another jurisdiction.

         IN WITNESS WHEREOF, the Borrower has caused this Note to be executed as of the date first above written.

Attest:

/s/ Harry D. Schulman                               /s/ David M. Friedson
---------------------                               ---------------------
                                                    David M. Friedson

                                    EXHIBIT B

                                   PLEDGE AND
                               SECURITY AGREEMENT

         This PLEDGE AND SECURITY AGREEMENT (the "Agreement") made as of this 14th day of April, 1999 by David M. Friedson (the "Pledgor"), in favor of Windmere-Durable Holdings, Inc., a Florida corporation, and its successors and assigns (the "Holder").

                              W I T N E S S E T H:

Section 1. CERTAIN DEFINED TERMS.

         As used in this Agreement:

         (1) The term "Loan Documents" shall mean this Agreement and the Secured Promissory Note dated of even date herewith (each as amended, modified or supplemented, from time to time), as well any other documents, instruments or agreements executed in connection with this Agreement or the Obligations.

         (2) The term "Obligations" shall mean all obligations and liabilities (primary, secondary, direct, indirect, contingent, sole, joint or several, whether similar or dissimilar or related or unrelated) of the Pledgor in favor of the Holder, due or to become due, now existing or hereafter incurred, contracted or acquired.

         (3) The term "Event of Default" shall mean any one of the following:
(a) a default in respect of any of the terms and conditions set forth in this Agreement; (b) if any representation or warranty made herein is false or misleading in any material respect; or (c) if the Pledgor shall fail to make any payment due to the Holder pursuant to the Loan Documents when due and such failure to make payment is not cured within 30 days after written notice to the Pledgor of such failure;

         (4) The term "Pledged Collateral" shall have the meaning set forth in
Section 2 of this Agreement.

Section 2. SECURITY.

         As collateral security for the payment and performance of the Obligations, the Pledgor hereby pledges, hypothecates and delivers to the Holder, and grants to the Holder a security interest in, the following:

         (1) 210,000 of the duly authorized, issued and outstanding shares of common stock of the Holder (the "Pledged Shares"); and

         (2)      Stock powers duly endorsed in blank covering the Pledged
                  Shares;

together with all increases and additions, renewals, substitutions, or exchanges of any of the foregoing, including without limitation any proceeds of insurance, indemnity, warranty or guaranty payable with respect to the foregoing, and all rights incident to, declared or granted in connection with, any property hereinabove described or referred to, and all proceeds of any of the foregoing, all of the items described above being herein collectively referred to as the "Pledged Collateral."

         In the event the Pledgor receives any of the Pledged Collateral or any proceeds (cash or non-cash) thereof (whether inadvertently or otherwise), Pledgor acknowledges that same shall have been received in trust for the Holder and agrees to deliver same to the Holder in the form so received, together with any stock or bond powers, assignments, endorsements, or other documents as the Holder may require to establish, perfect or protect the Holder's interest in respect of such Pledged Collateral.

Section 3. REPRESENTATIONS, WARRANTIES AND COVENANTS.

         Pledgor hereby represents and warrants as follows:

         A. Pledgor is the sole legal and equitable owner of the Pledged Collateral free and clear of all liens, security interests, charges and encumbrances of every kind and nature, and has good right and lawful authority to pledge and deliver the Pledged Collateral in the manner hereby done or contemplated; the Pledged Shares have been duly and validly issued and are fully paid and non-assessable; the grant of a security interest in the Pledged Collateral does not violate any provision of any indenture, agreement or other instrument to which the Pledgor is a party or by which the Pledgor or any of the Pledgor's properties or assets are bound, and will not conflict with or result in a breach that would constitute (with due notice or lapse of time or both) a default under any provision of such indenture, agreement or other instrument, or result in the creation or imposition of any lien, charge or encumbrance of any nature whatsoever upon any of the properties or assets of Pledgor, other than as provided herein.

         B. Pledgor hereby covenants with the Holder as follows:

                  (i) The Pledgor at its expense will warrant and defend title to the Pledged Collateral against the claims of all third parties;

                  (ii) The Pledgor will not assign, transfer or otherwise dispose of the Pledged Collateral or create or suffer to be created or to exist any lien, security interest, encumbrance, charge or equity in or on the Pledged Collateral or any part thereof, or upon the income or profit thereof, other than the security interest herein granted; and

                  (iii) The Pledgor will, from time to time, promptly pay and discharge all taxes, assessments and other governmental charges imposed upon the Pledged Collateral or upon the proceeds, income or profits therefrom.

Section 4. APPOINTMENT OF AGENTS; REGISTRATION; NOMINEE NAME.

         Immediately upon an Event of Default, the Holder shall have the right to appoint one or more agents for the purpose of retaining physical possession of the certificate or instruments representing or evidencing the Pledged Collateral, which may be held (in the discretion of the Holder) in the name of the Pledgor, endorsed or assigned in blank or in favor of the Holder, or in the name of the Holder or any nominee or nominees of the Holder or an agent appointed by the Holder. In addition, immediately upon an Event of Default, the Holder shall have the right to exchange certificates or instruments representing or evidencing Pledged Collateral for certificates or instruments of smaller or larger denominations for any purpose consistent with its performance of this Agreement.

Section 5. VOTING RIGHTS; DIVIDENDS, ETC.

         A. So long as no Event of Default shall have occurred and be continuing:

         The Pledgor shall be entitled to exercise any and all voting and consensual rights and powers relating or pertaining to the Pledged Collateral or any part thereof for any purpose not inconsistent with the terms of this Agreement.

         B. Upon the occurrence and continuance of an Event of Default, all rights of the Pledgor to exercise the voting and consensual rights and powers which they are entitled to exercise pursuant to Section 5(A) shall cease, and all such rights shall thereupon become vested in the Holder, which shall have the sole and exclusive right and authority to exercise such voting and/or consensual rights and powers.

Section 6. REMEDIES UPON DEFAULT.

         If any Event of Default shall have occurred and be continuing, then the Holder may, without written notice, exercise its rights and remedies, at the same or different times, permitted under the Loan Documents and under applicable law. In exercising such rights and remedies, the Holder may, in its sole discretion;

         A. apply the cash (if any) then held by it hereunder to the payment of the Obligations then outstanding in such order as the Holder may elect in its sole discretion, and

         B. if there shall be no such cash or the cash so applied shall be insufficient to pay all of the Obligations, sell the Pledged Collateral, or any part thereof, at any public or private sale, for cash, upon credit or for future delivery, as the Holder shall reasonably deem appropriate. The Holder shall be authorized at any such sale (to the extent it deems it advisable to do so, in its sole discretion) to restrict the prospective bidders or purchasers to persons who will represent and agree that they conform to all relevant criteria under any applicable federal or state securities or other laws, and upon consummation of any such sale the Holder shall have the right to assign, transfer and deliver to the purchaser or purchasers thereof the Pledged Collateral so sold. The Holder shall give the Pledgor at least ten days' written notice of the Holder's intention to make any such public or private sale. At any such sale, the Pledged Collateral, or portion thereof, may be sold in one lot as an entirety or in separate lots, as the Holder may determine, and the Holder may bid (in the form of cancellation of indebtedness for which bid may be in whole or in part) and purchase for its own account all or any part of the Pledged Collateral. The Holder shall not be obligated to make any sale of Pledged Collateral if it shall determine not to do so, regardless of the fact that notice of sale of Pledged Collateral may have been given. The Holder may, without notice or publication, adjourn any public or private sale or cause the same to be adjourned from time to time by announcement at the time and place fixed for sale, and such sale may, without further notice, be made at the time and place to which the same was, so adjourned. In case sale of all or any part of the Pledged Collateral is made on credit or for future delivery, the Pledged Collateral so sold may be retained by the Holder until the sale price is paid by the purchaser or purchasers thereof, but the Holder shall incur no liability in case any such purchaser or purchasers shall fail to take up and pay for the Pledged

Collateral so sold and, in case of any such failure, such Pledged Collateral may be sold again upon like notice.

Section 7. AUTHORITY OF THE HOLDER, ETC.

         The Pledgor agrees that the Holder's recovery against the Pledgor under this Agreement shall not be limited to recourse against the Pledged Collateral. The Pledgor agrees to indemnify and hold harmless the Holder and any of its agents from and against any and all liability incurred by the Holder (or any such agent) hereunder or in connection herewith, unless such liability shall be due to willful misconduct or gross negligence on the part of the Holder or such agent. The Holder shall have and be entitled to exercise all such powers hereunder as are specifically delegated to the Holder by the terms hereof, together with such powers as are reasonably incidental thereto. The Holder may execute any of its duties hereunder by or through agents or employees and shall be entitled to retain counsel and to act in reliance upon the advice of such counsel concerning all matters pertaining to its rights and duties hereunder. Neither the Holder (except as provided in this Section 7 with respect to willful misconduct or gross negligence), nor any director, officer or employee of the Holder, except as otherwise provided under applicable law, shall be liable for any action taken or omitted to be taken by it or them hereunder in connection herewith (including, without limitation, the failure to sell the Pledged Collateral to preserve or maximize the value thereof), nor shall the Holder be responsible for the validity, effectiveness or sufficiency hereof or in connection herewith. The Holder shall be entitled to rely on any communication, instrument or document believed by it to be genuine and correct and to have been signed or sent by the proper person or persons.

Section 8. HOLDER APPOINTED ATTORNEY-IN-FACT.

         Pledgor hereby appoints the Holder as the Pledgor's attorney-in-fact for the purposes of carrying out the provisions of this Agreement and taking any action and executing any instrument which the Holder may reasonably deem necessary or advisable to accomplish the purposes hereof, which appointment is irrevocable and coupled with an interest. Without limiting the generality of the foregoing, upon the occurrence and continuance of an Event of Default, the Holder shall have the right and power to receive, endorse and collect all checks and other orders for the payment of money made payable to the Pledgor representing any payment payable or distributable in respect of the Pledged Collateral or any part thereof and to give full discharge for the same and may sign in its own capacity or on behalf of the Pledgor any shares of stock, or other documents, in order to sell or otherwise dispose of the Pledged Collateral.

Section 9. TERMINATION.

         This Agreement shall terminate upon the repayment in full of the Obligations if all other obligations under this Agreement have been fully performed, at which time the Holder shall reassign and redeliver, without recourse upon or warranty by the Holder and at the expense of the Pledgor (or cause to be so reassigned and redelivered), to the Pledgor, or to such person or persons as the Pledgor shall designate, against receipt, such of the Pledged Collateral (if any) having been delivered to the Holder by the Pledgor as shall not have been sold or otherwise applied by the Holder pursuant to the terms hereof and shall still be held by it hereunder.

Section 10. FURTHER ASSURANCES.

         The Pledgor agrees to do such further acts and things, and to execute and deliver such additional conveyances, assignments, agreements and instruments, as the Holder may at any time reasonably request, whether to continue, preserve, renew, record or perfect interests in the Pledged Collateral, as well as the priority thereof or otherwise in order to give effect to the transactions contemplated by the Loan Documents and the administration or enforcement of this Agreement, and to better assure and confirm unto the Holder its rights, powers and remedies hereunder.

Section 11. BINDING AGREEMENT; ASSIGNMENT.

         This Agreement, and the terms, covenants and conditions hereof, shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, except that the Pledgor shall not be permitted to assign this Agreement or any interest herein or in the Pledged Collateral, or any part thereof, or otherwise pledge, encumber or grant any option with respect to the Pledged Collateral, or any part thereof, or any cash or property hold by the Holder as collateral under this Agreement.

Section 12. NOTICES.

         All notices, requests, demands or other communications to or from the parties hereto shall be deemed to have been duly given and made (a) in the case of a letter sent other then by mail including by hand), when the letter is delivered to the party to whom it is addressed, (b) in the case of a telegram or a telecopied document, when the telegram or telecopy is sent (c) in the case of a letter sent by mail, when the letter is received, and addressed as follows:

                  If to the Pledgor:             David M. Friedson
                                                 300 Central Park West
                                                 Apt. 21 D
                                                 New York, New York 10024

                  If to the Holder:              Windmere-Durable Holdings, Inc.
                                                 5980 Miami Lakes Drive
                                                 Miami Lakes, Florida 33014

Notice of change of address shall be effective only upon receipt.
Notwithstanding anything contained herein to the contrary, the effectiveness of any notice or the time when notice is deemed given or received shall not be affected by the failure to deliver or mail any copy referred to in this Section 12.

Section 13. MODIFICATION OF AGREEMENT.

         Neither this Agreement nor any provisions hereof may be amended, modified, waived, discharged or terminated orally nor may any of the Pledged Collateral be released, except by an instrument in writing duly signed by the Holder.

Section 14. NO WAIVER OF RIGHTS BY THE HOLDER.

         Any forbearance or failure or delay by the Holder in exercising any right, power or remedy hereunder shall not be deemed to be a waiver of such right, power or remedy, and any single or partial exercise of any right, power or remedy hereunder shall not preclude the further exercise thereof; and every right, power and remedy of the Holder shall continue in full force and effect until such right, power or remedy is specifically waived by an instrument in writing executed by the Holder.

Section 15. APPLICABLE LAW.

         THIS AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE INTERNAL LAWS OF THE STATE OF FLORIDA WITHOUT GIVING EFFECT TO PRINCIPLES OF CONFLICT OF LAWS.

Section 16. SEVERABILITY.

         In case any one or more of the provisions contained herein should be invalid, illegal or unenforceable in any respect, the validity, legality or enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

Section 17. HEADINGS.

         The section headings used herein are for convenience of reference only and shall not define or limit the provisions of this Agreement.

         IN WITNESS WHEREOF, the undersigned have caused this Agreement to be duly executed as of the date first above written.

                                                 /s/ David M. Friedson
                                                 ------------------------------
                                                 David M. Friedson, individually


                                                 Windmere-Durable Holdings, Inc.


                                                 By: /s/ Harry D. Schulman
                                                     --------------------------
                                                 Name: Harry D. Schulman
                                                 Its: Chief Operating Officer